Exhibit 3.4

AMENDMENT DATED MAY 10, 2004

TO

RESTATED BYLAWS

OF MGI PHARMA, INC.

Pursuant to a resolution adopted by the Board of Directors on May 10, 2004, Article V of the Restated Bylaws of MGI PHARMA, Inc., dated July 14, 1998, is replaced in its entirety by the following:

ARTICLE V

CAPITAL STOCK

Section 5.01. Stock Certificates. The shares of the corporation may be either certificated shares or uncertificated shares or a combination thereof. A resolution approved by a majority of the directors may provide that some or all of any or all classes and series of the shares of the corporation will be uncertificated shares. Each holder of duly issued certificated shares of the corporation shall be entitled to a certificate for such shares, to be in such form as shall be prescribed by law and adopted by the Board of Directors. Certificates for such shares shall be numbered in the order in which they shall be issued and shall be signed, in the name of the corporation, by the president, the secretary or any assistant secretary, if there be one, or by such officers as the Board of Directors may designate. If a certificate is signed by a transfer agent or registrar, the signature of any such officer of the corporation may be a facsimile signature. If a person signs or has a facsimile signature placed upon a certificate while an officer, transfer agent or registrar of the corporation, the certificate may be issued by the corporation even if the person has ceased to serve in that capacity before the certificate is issued, with the same effect as if the person had that capacity at the date of its issue. Every certificate surrendered to the corporation or its transfer agent for exchange or transfer shall be canceled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so canceled, except in cases provided for in Section 5.03.

Section 5.02. Transfer of Shares. The transfer of shares on the stock transfer books of the corporation may be authorized only by the shareholder of record thereof, or by such shareholder’s legal representative, who shall furnish proper evidence of authority to transfer, or by such shareholder’s duly authorized attorney-in-fact, and, in the case of certificated shares, upon surrender of the certificate or the certificates for such shares to the corporation or its transfer agent duly endorsed. The corporation may treat as the exclusive owner of shares of the corporation for all purposes, the person or persons in whose name shares are registered on the books of the corporation.

Section 5.03. Lost or Destroyed Certificates. Any shareholder claiming a certificate for shares to be lost, stolen or destroyed shall make an affidavit of that fact in such form as the Board of Directors shall require and shall give the corporation a bond of indemnity in form, in an amount, and with one or more sureties satisfactory to the Board of Directors, to indemnify the corporation against any claim which may be made against it on account of the reissue of such certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to have been lost, stolen or destroyed.